File No 82-34731



RECEIVED

2005 JUN -2 A 10:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 2(
U.S.A.



Stockholm, May 23,

SUPPL

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Gambro AB

Fredrik Dalborg
Director, Investor Relations
Phone + 46 8-613 65 84
Fax +46 8 613 65 78

Encl.:
Press release:
May 16, 2005 – Gambro continues capacity expansion for dialyzers

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00

File No 82-34731



PRESS RELEASE
May 16, 2005

Gambro continues capacity expansion for dialyzers

Gambro will expand its capacity for dialyzers with synthetic membranes in its existing dialyzer plant in Meyzieu, France. The investment in new capacity will enable Gambro to increase its production capacity by more than two million dialyzers annually. The work to reconstruct the plant in Meyzieu will start immediately and it will take about 12 months before it is fully operational. The investment supports Gambro's strategy to further grow its business in the fast expanding market for dialyzers with synthetic membranes.

"This important initiative gives Gambro the opportunity to take an even stronger position in the fast growing market for dialyzers with synthetic membranes," says Jon Risfelt, President Gambro Renal Products.

Earlier this year Gambro has announced that a new manufacturing plant for dialyzers with synthetic membranes will be built in Opelika, Alabama, US. Since 1999 Gambro has, including the new plant in the US and today's announcement, taken investment decisions that in total will result in an increased production capacity of more than 32 million synthetic dialyzers per year. Today Gambro has highly automated and state-of-the-art facilities that manufactures dialyzers with synthetic membranes to customers worldwide. With the additional production capacity in the US and France Gambro is well prepared to meet the increased global market demand.

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30



PRESS RELEASE
May 16, 2005

Background information about the Polyflux dialyzer and Meyzieu plant
The Gambro Polyflux dialyzer, also known as an artificial kidney, is used for patients undergoing dialysis. The condition, End Stage Renal Disease (ESRD), is fatal unless a patient receives dialysis or undergoes a kidney transplant. Transplantation is limited due to the shortage of donor organs, so the majority of patients must undergo regular dialysis treatments for 3 to 4 hours, 3 times a week, usually in a clinic, in order to cleanse their blood, a job done normally by healthy kidneys.

Gambro's synthetic membrane dialyzer, Polyflux, is an advanced filter for hemodialysis and convective treatments, for which the selection of membrane structure and polymer materials is of highest importance. The structural arrangement of the membrane and the microdomain surface resemble that of nature's own biological membrane. This means that the patient's immune system and coagulation profiles are minimally affected by the contact between blood and membrane.

The new capacity will be added to the existing production of dialyzers for hemodialysis with synthetic membranes in the Meyzieu plant. In addition to this, disposables for the Prisma and Prismaflex system used in the Intensive Care Units are produced in the Meyzieu plant.

For further information please contact:
Paula Treutiger, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-73-366 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Maria Långberg, Vice President, GRP Communications, tel. +46-8-613 65 73, +46-70-513 65 73

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30